March 24th, 2006

Mr. Christopher White

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. White:

Please find attached Cistera Networks’ responses to SEC Comments (File # 333-127800 and File # 001-10768). In the course of completing Cistera’s responses to your comments, we have amended certain filings (10KSB at 3/31/05, 10QSB at 06/30/05 and 10QSB at 09/30/05). The only items that were changed in the 10KSB and 10QSB’s were the revenue recognition disclosure and reclassifying the deferred revenue to liabilities.

In all instances, Cistera has chosen to utilize the most conservative accounting practices available or revenue and expense recognition purposes and classification of financial instruments.

Please let me know, after your review of Cistera’s responses, if there will be any additional potential changes to our filings. If you have any questions or concerns, please do not hesitate to contact me at (972) 381-4695.

Regards,

/s/ Jim Miller

Jim Miller

VP-Operations

Cistera Networks

jmiller@cistera.com

17304 Preston Rd. Suite 975

Dallas, TX 75252

CNH HOLDINGS COMPANY RESPONSE TO SEC COMMENTS

RE: CNH Holdings Company

Registration Statement on Form SB-2

File No. 333-127800

Filed August 24, 2005

NOTE: Company Name Changed to Cistera Networks Inc. (OTCBB: CNWT) Effective 9/27/2005

Certain Relationships and Related Transactions. page 43

1.

Provide a materially complete description of the license agreement obligations to XBridge that were discharged by means of the issuance of 1.5 million company shares. Describe the transactions that generated the obligations and the manner in which the amount of the obligations was computed. Also indicate how the value of the shares to be issued was determined and compare the issuance price to the market price at the time of this arrangement.

Response: We have revised the Certain Relationships and Related Transactions on page 43 of the SB-2, Amended to include the additional disclosures.

2.

Similarly, describe the services that XBridge agreed to provide the company under the development and maintenance services arrangement. Ensure that you describe the services provided and the amounts owed and paid with respect to this arrangement for each of the two most recently completed fiscal years. Provide a reasonably detailed description of the services that resulted in the $1.86 million of indebtedness and explain the manner in which the amount of the debt was established.

Response: We have revised the Certain Relationships and Related Transactions on page 43 of the SB-2, Amended to include the additional disclosures. See table at attachment A which provides detailed breakdowns of the work performed and the fees applicable for FY 2004 and 2005 which totaled $1.86 million.

3.

Please also expand this section to describe fully the relationship between XBridge and the company immediately prior to the acquisition. We note from your disclosure on page 57 that in addition to sharing several officers and directors with the company, XBridge also owned a majority of the company’s stock prior to the XBridge acquisition. Ensure that all the effects of the related party merger transaction on each shared officer and director are described on an individualized basis for each related party within the meaning of Item 404(a) of Regulation S-B. For example, describe the securities received by each related party and discuss changes in their option or employment agreements that were associated with the related party merger. Also, state the total purchase price paid in connection with your acquisition of XBridge. See Item 404(a) (3) of Regulation S-B and Instruction 3 to Item 404.

Response: We have revised the Certain Relationships and Related Transactions on page 43 of the SB-2, Amended to include the additional disclosures.

4.

We note that in the recent unregistered sales section at page 57, you express the belief that the structure of the merger agreement with XBridge and the issuance of shares “were comparable to what the company would have received through arms-length negotiations with an unaffiliated party.” Please revise this section consistent with your disclosure on page 57 and discuss the basis of this statement.

Response: We have revised the disclosure on page 57 and the Certain Relationships and Related Transactions on page 43 of the SB-2, Amended to reflect details of the structure of the merger agreement.

5.

We also note from page 57 that the company issued shares to certain officers and consultants of the company in exchange for the cancellation of $482,364 of XBridge debt held by such individuals. Revise this section to provide all disclosure regarding this transaction that is required by Item 404 of Regulation S-B.

Response: We have revised the Certain Relationships and Related Transactions on page 43 of the SB-2, Amended to include the additional disclosures required by Item 404 of Regulation S-B.

Selling Stockholders

6.

Please revise your selling stockholders table to provide only the information required by Item 507 of Regulation S-B, in the format required by Item 507. In this regard, we note that the current format of the table does not clearly provide the beneficial ownership of each selling stockholder. Additionally, while you have a column entitled, “Percentage Ownership (For Greater Than 1 % Shareholders),” such column should clearly reflect the beneficial ownership of the selling stockholders after the shares being offered for resale have been sold.

Response: We have revised the Selling Stockholders Table to provide only the information required by Item 507 of Regulation S-B, in the format required by Item 507.

7.

Please revise to name the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by American Corp. Register Inc., Rocky Mountain Customer Services, Inc., T.C.R. LP and Technacity LLC. See Interpretation 1.60 of the July 1997

manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response: We have revised the Selling Stockholders Table to name the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to all of the shares to be offered for resale.

8.

It does not appear that any of the selling security holders are registered broker-dealers. Please inform us in this respect. Additionally, if any of the selling security holders are affiliates of broker-dealers, please disclose, and tell us whether they received their shares in the ordinary course of business and whether, at the time of acquisition, they had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.

Response: No selling security holders are registered broker-dealers.

9.

Please revise this section to disclose all material relationships between the company and each of the selling stockholders during the past three years, including the material terms of the transactions by which each of the selling stockholders received their shares. For example, we would expect to see disclosure regarding the material terms of the XBridge acquisition and the debt offering and an indication of which of the selling stockholders received their shares as part of such transactions. Additionally, we would expect to see disclosure regarding the material terms of the former debt, held by the officers and consultants of the company who were issued shares in exchange for cancellation of such debt, and identification of such individuals. Finally, we would expect to see disclosure regarding which of the selling stockholders are affiliates of the company and disclosure regarding the material terms of those relationships.

Response: We have revised this section to disclose all material relationships between the company and each of the selling stockholders during the past three years.

Signatures

10.

The Instructions for signatures portion of Form SB-2 requires that your registration statement be signed by both the CFO and the controller or principal accounting officer. Please ensure that your next amendment is revised accordingly.

Response: The signatures portion of Form SB-2 Amended has been signed by both the CFO and the controller.

Exhibits

11.

Please ensure that your next amendment attaches as exhibits or incorporates by reference from prior filings, all instruments governing the rights of the selling stockholders and all contracts between the company and any of the selling stockholders or the company’s directors or officers. See paragraphs (b)(4)(i) and (b)(l0)(i)(A) of Item 601 of Regulation S-B. In this regard, we note that you have not included the XBridge acquisition documents or the debt agreements with certain of your officers and directors. Please revise accordingly.

Response: All required exhibits and documents are included in the amended filing.

Legal Opinion

12.

We note that you have neither filed a legal opinion nor included a legal opinion on your exhibit index with an indication that it will be filed with a future amendment. Please note that we will review the opinion provided in response to Item 601 (b) (5) of Regulation S-B and may have comments concerning the opinion when it is filed.

Response: Cistera Corporate Counsel is preparing the legal opinion.

Form 10-KSB for the fiscal year ended March 31. 2005

Controls and Procedures. page 13

13.

We note that as of the end of the period covered by your Form 10-KSB, the company carried out an evaluation with the participation of the company’s management, including the company’s President, of the effectiveness of the company’s disclosure controls and procedures, and that your President concluded that the company’s disclosure controls and procedures were effective. However, Item 307 of Regulation S-B requires the company to disclose the conclusions of the company’s principal executive and principal financial officers, or persons performing similar functions. Please tell us whether your chief financial officer, or the person performing the functions of the chief financial officer, was involved in the evaluation of the company’s controls and procedures as of the end of the period covered by your Form 10-KSB and tell us what his or her conclusions were regarding the effectiveness of the company’s disclosure controls and procedures. This comment also applies to your first quarter 1-QSB.

Response: With regard to the controls and procedures evaluation, Ms. Cynthia A. Garr, CFO, was involved for both the 10-KSB and the 10-QSB. CNH Holdings Company and XBridge Software, Inc. both underwent year end audits. Both companies received an opinion letter from our accounting firm stating that we had fairly represented the financial position of the companies. During the audit process, the auditors questioned us with regard to our accounting procedures and controls, and were satisfied with our responses. Ms. Garr read and signed the Section 302 Certification attachment to Form 10-KSB for 3/31/05 as well as the 10-QSB for 6/30/05.

14.	We note that your determination regarding the effectiveness of the company’s disclosure controls and procedures appears to be narrower than that required by

Rule 13a-15. In this regard, we note that your President concluded that your disclosure controls and procedures were effective in “timely alerting him to material information relating to the Company required to be included in the reports that the Company files and submits pursuant to the Exchange Act,” while Rule 13a-15(e) defines disclosure controls and procedures as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer is “recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms,” and that they include controls and procedures designed to ensure that information required to be disclosed by an issuer is “accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding the required disclosure.” Please confirm that the evaluation of your disclosure controls and procedures was made in accordance with the terms of Rule 13a-15(e) and ensure that your future filings include language that more closely conforms with the language of Rule 13a-15(e). This comment also applies to your Form 10-QSB for the quarter ended June 30, 2005.

Response: The evaluation of our disclosure and controls and procedures for our Form 10-KSB and Form 10QSB for the quarter ended June 30, 2005 were made in accordance with the terms of Rule 13a-15(e). Future filings will include language that more closely conforms with the language the Rule 13a-15(e).

15.

As a follow-up to the comment above, we note that the language regarding changes in internal controls in both your Form 10-KSB and first quarter Form 10-QSB, indicates that there were no “significant” changes in the company’s internal controls that could “significantly” affect the internal controls subsequent to the date of your President’s most recent evaluation. However, the standard set forth in Item 308© of Regulation S-B requires that you disclose any change in internal control over financial reporting that occurred during your last fiscal quarter that has “materially” affected, or is reasonably likely to “materially” affect, your internal control over financial reporting. Please confirm that there were no changes that materially affected or were reasonably likely to materially affect your internal control over financial reporting during the fourth quarter of your last fiscal year or during the first quarter of the current fiscal year. Additionally, ensure that your future filings include language consistent with Item 308© of Regulation S-B.

Response: The evaluation of our disclosure and controls and procedures was made in accordance with the terms of Rule 13a-15(e). There were no changes that materially affected or were reasonably likely to materially affect our internal control over financial reporting during the fourth quarter of our last fiscal year or during the first quarter of the current fiscal year. Future filings will include language that is consistent with the language the Rule 13a-15(e).

Consolidated Balance Sheet. page F-20

16.	Explain why “Deferred Income” is not classified within the Liability Sections of the Balance Sheet. Cite the accounting literature that supports your presentation.

Response: Comment has been noted. The “Deferred Income” has been reclassified with the Liability Section of the Balance Sheet.

17.

We note that the company issued 4,150,000 shares of common stock to shareholders of XBridge Software, Inc. (“XBridge”). We also note that 2,150,000 shares of common stock held by XBridge were cancelled. Since CNH Holding Company had 6,741,449 shares of common stock outstanding, tell us how you concluded that the company is the accounting acquirer instead of XBridge. Address paragraph 17 of SF AS 141. That is, the number of shares issued to acquire XBridge exceeds 50% of the outstanding stock of CNH Holding Company. Additionally, tell us how you determined the fair value of the shares issued to acquire XBridge. See paragraphs 20 to 23 of SF AS 141.

Response: In determining that CNH Holdings Company is the accounting acquirer of XBridge, we reviewed the information under Paragraph 17 of FAS 141. We determined that since the senior management of the combined entity was that of CNH Holdings Company, the governing body of the combined entity was that of CNH Holdings Company, and the larger portion of the relative voting rights in the combined entity belonged to the senior management of CNH Holdings Company, that CNH Holding Company was the accounting acquirer. Also taken into consideration was the fact that virtually all of the revenue of XBridge was from CNH Holdings Company and that the operations of XBridge were dependent on CNH Holdings Company. Additionally, the fair value of the shares issued to acquire XBridge was determined by the closing price of the shares at the effective date of the merger.

18.

Explain why the only acquired intangible asset recorded is the intellectual property. Tell us the method used to amortize this asset including its estimated useful life. See paragraph 11 of SFAS 142. Tell us how you have complied with the disclosure requirements of paragraph 44 of SFAS 142 and paragraph 58 of SFAS 141

Response: On May 27, 2005, the Company issued 2,000,000 shares of common stock to acquire the assets and liabilities of XBridge Software, Inc. The shares were valued at the market price on the effective date of the acquisition, which was $2.65 per share. The Company acquired net assets valued at $782,245 and intellectual property valued at $4,852,576.

As previously discussed, in May and June, 2003, the Company acquired (a) an exclusive license to certain XML based technology and associated intellectual property owned by XBridge Software, Inc., and (b) the physical assets of XBridge. This technology was repurposed by the Company and employed as the basis for the Company’s current line of Enterprise VoIP and IP Telephony products. As a result of the merger of XBridge and a company subsidiary, the Company acquired ownership of the XML based technology and associated intellectual property which were the sole remaining assets owned by XBridge.

VoIP technology is emerging as the new standard for enterprise telephony systems and is generally employed over existing computer networks. Independent market analysts have reported that the VoIP market has moved beyond the “early adopters” stage, and IP Telephony is now entering a phase of broad market acceptance. Because communications through IP Telephony networks have been deemed to be data transmissions, as opposed to voice transmission, the regulatory issues associated with traditional phone networks and transmissions have been held not to apply. Management believes that the current regulatory environment, will facilitate continued acceptance of Enterprise VoIP and IP Telephony.

XML (Extensible Markup Language) is a computer software language currently recognized as the standard for delivering applications over information systems. Although changes in software language development have been rapid in recent years, management believes that XML as a code language has a useful life of at least 10 to 15 years and believes that the XBridge technology useful life will extend in concert with that of XML. This belief is based upon recent life cycles of computer application code languages (such as C+, C++ and Java) as well as management’s belief that the Company’s XML based technology can be modified and improved to avoid obsolescence.

Based upon management’s analysis with respect to the useful life of this XML based technology, we have used a straight line method of amortization over 15 years as the appropriate accounting treatment of this intangible asset.

The value assigned to the intellectual property was $4,852,576. This valuation was derived by the following manner:

Although the Company acquired a license to the XBridge technology and associated intellectual property, we did not acquire the expertise and technical know-how necessary to further develop this technology. As a result, the Company entered into a services agreement with XBridge under which XBridge continued to develop, refine and extend the capabilities of technology in the direction designated by the Company. During the first two years under this agreement, the Company incurred $1,843,601 in service fees. Although the Company was under no obligation to continue under the services agreement with XBridge, similar outsourced research and development expenses over a ten-year period were estimated at $9,700,000. Management believed that by acquiring XBridge, and realizing substantial economies of scale and elimination of redundancies, the costs to further develop the technology within the merged entity would be substantially reduced. The valuation applied to the intellectual property for this acquisition was derived by applying a 50% discount to the estimated billings, which resulted in a valuation of $4,852,576.

CNH HOLDINGS COMPANY RESPONSE TO SEC COMMENTS

RE:	Cistera Networks, Inc

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

Registration Statement on Form SB-2

File No. 001-10768

Filed August 24, 2005

NOTE: Company Name Changed to Cistera Networks Inc. (OTCBB: CNWT) Effective 9/27/2005

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Item 6 Management’s Discussion and Analysis or Plan of Operations

Critical Accounting Policies

Revenue Recognition, page 11

1.

Your disclosure states that you recognize revenue in accordance with Staff Accounting Bulletin No. 104. We further note that your product revenue contains software solutions. Tell us how you evaluated paragraph 2 of SOP 97-2 to determine whether SOP 97-2 should be applied to your sales arrangements that contain software. If you conclude that these arrangements are not within the scope of SOP 97-2, provide your analysis of footnote 2 of SOP 97-2 to demonstrate that software is incidental to the products or services as a whole.

Response: In evaluating paragraph 2 of SOP 97-2, we determined that SOP 97-2 does not apply to our sales arrangements that contain software. According to paragraph 2 of SOP 97-2, this SOP does not apply to revenue earned on products or services containing software that is incidental to the products or services as a whole. The software is incidental to the products or services as a whole. The hardware and software are not sold separately, and our software can only run off our hardware. Also, we do not provide post-contract customer support. The customer can purchase a separate maintenance agreement that provides for maintenance and support of the hardware and software.

2.	If you conclude that your sales arrangements that contain software are within the scope of SOP 97-2, please address the following.

•

For software arrangements that contain a hardware element, tell us your consideration of EITF Issue No. 03-5 to determine whether software is essential to the functionality of the hardware and hence, in the scope of 97-2.

•

For arrangements that contain multiple elements, tell us whether you have established vendor-specific objective evidence (VSOE) of fair value to allocate value to the elements in the arrangement pursuant to paragraph 10 of SOP 97-

2. If you have not established VSOE of fair value for one or more elements, tell us your consideration for paragraph 12 of SOP 97-2 as amended by SOP 98-9.

Response: We have concluded that our sales arrangements that contain software are not within the scope of SOP 97-2.

3.

Your disclosure states that product revenues are recognized once the software and hardware solution has been shipped. Tell us your consideration for the other criteria of paragraph 8 of SOP 97-2 when concluding whether revenue has been earned. As part of your response, tell us your consideration of paragraphs 26 through 30 when determining whether your fees are fixed and determinable.

Response: Cistera engages with our re-seller channel using a two-tier distribution model. This means that we essentially sell our products to a re-seller who then sells to the end-user client. Our re-seller partners carry no Cistera product inventory and each server/software sale is made by individual purchase order (from the re-seller to Cistera). Cistera’s sales terms under this distribution model are such that resellers do not have return/refund rights. Once a sale is made (PO received) and shipped, the terms are fixed and determinable, the sale completed and revenue recognized.

4.

Your disclosure states that you recognize revenue from professional services once the services have been completed and the customer has approved the service. Tell us why you defer revenue from such services until they have been completed. As part of your response, specifically clarify whether your arrangements contain acceptance provisions that require you to defer professional service revenue. We refer you to paragraph 20 of SOP 97-2.

Response: The decision by Cistera to defer professional services revenue until client installation acceptance is actually driven by several considerations. In some instances, the re-seller partner may have to delay installation of Cistera’s products due to unforeseen project issues thus causing a gap of time between shipment of the hardware/software and the professional service portion (installation support) of our sale. Additionally, clients may have multi-site installations that require several trips by Cistera’s engineering staff to complete the project. Cistera requires client acceptance/sign-off on all projects that utilize Cistera’s engineering staff. Our decision to defer professional service revenue recognition until we have obtained client sign-off is directly related to our desire to properly match project expenses to project revenue. Project delays and multiple sites are the most prevalent issues that may cause a gap of time to occur between equipment shipments and installation dates.

Liquidity and Capital Resources, page 12

5.

Your disclosure states, ‘Additional funds may not be available on terms favorable to us or at all.’ Your disclosure should also indicate what the effects will be if this source of cash is not available.

Response: The disclosure has been revised.

Note 2 – Summary of Accounting Policies

Revenue Recognition, page F-10

6.

Tell us how you considered the disclosure requirements of paragraph 12 of APB Opinion No. 22. Your revenue recognition accounting policy contains several judgements that appear to require disclosure pursuant to this guidance. Further, since your sales transactions have multiple elements, your policy should clearly state the accounting policy for each element as well as how the element is determined and valued. See SAB Topic 13(B).

Response: Cistera’s revenue is comprised of three main sources: (1) hardware/software sales, (2) professional services and (3) support and maintenance contracts. Hardware/software sales revenues are recognized when a valid purchase order has been received from a client and the hardware/software has been shipped and invoiced to the client. Hardware/software revenue is fixed and determinable at the time of shipment as clients are engaged with Cistera in a two-tier distribution model with no refund/return rights. Professional services revenue and costs are recognized when an installation project has been completed and client sign-off received. Professional services revenue is fixed and determinable only at the time of client approval as typical client install projects involve several vendors working against shifting deadlines to install multiple solutions. Support and maintenance contracts are executed on an annual basis and the revenue from these contracts is recognized on a monthly basis as the support fees are earned.

Note 11 – Convertible Debt, page F-15

7.

Please tell us how you applied the guidance in SFAS 133 and EITF 00-19 in evaluating whether the debt conversion feature for the senior unsecured promissory notes has an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. Ensure your response addresses the variable conversion ratio contained in these arrangements. Refer to the guidance in Section II.B of the December 1, 2005 Current Accounting and Disclosure Issues in the Division of Corporation Finance. If you conclude that your convertible term notes do not qualify as conventional convertible debt, please provide your analysis of each of the conditions described in paragraphs 12 through 32 of EITF 00-19 as to whether the embedded conversion option is required to be bifurcated from the debt host and accounted for as a derivative.

Response: In applying the guidance in SFAS 133 and EITF 00-19, we determined that the host contract was not a conventional convertible instrument. Since it was determined that the contract was not a conventional convertible instrument, we examined paragraphs 12-32 of EITF 00-19 to determine whether the conversion feature should be accounted for as a liability or equity. We analyzed each of the conditions described in paragraphs 12 through 32 of EITF 00-19 to determine whether the embedded conversion option is required to be bifurcated from the debt host and accounted for as a derivative.

The first condition is that the contract permits the company to settle in unregistered securities. The contract allows the company to issue unregistered shares to settle the notes. As of December 31, 2005, $859,000 of the principal on the notes has been converted to common stock. The Company is attempting to register the shares by filing an SB-2, but they have not been registered as of the date of this response.

The second condition is that the company have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. The Company has increased the total authorized shares from 10,000,000 to 50,000,000, and as of December 31, 2005, had issued and outstanding shares totaling 7,999,441. This number includes 946,392 shares that were issued in the conversion of promissory notes totaling $859,000 of principal and $87,392 of accrued interest on the notes. That leaves just $287,000 of promissory notes that is yet to be converted. Since the conversion rate on the remaining $287,000 will be between $1.00 and $1.30 per share, and is due by December of 2006, there are sufficient authorized shares available to settle the remainder of the debt.

The third condition is that the contract contains an explicit limit on the number of shares to be delivered in a share settlement. The agreement sets the conversion price at the lesser of $1.30, or a 25% discount to the average closing bid price of the common stock for the five days including and immediately preceding the interest compounding date, provided that in no event shall the conversion price be less than $1.00 per share. The conversion price will be between $1.00 and $1.30 per share, which places a limit on the number of shares to be delivered in a share settlement. If the stock price were fall, the minimum amount of the conversion would be $1.00 per share.

The fourth condition is that there are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. There is no provision in the agreements requiring this.

The fifth condition is that there are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). There is no provision in the agreements requiring this.

The sixth condition is that the contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. As per the agreement, the holders of the notes would receive the same settlement, as they would have been entitled to had they already converted the notes.

The seventh condition is that there are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. There are no provisions in the agreement requiring this.

The eighth condition is that there is no requirement in the contract to post collateral at any point or for any reason. The agreement does not require any collateral to be posted.

Based on the analysis of paragraphs 12-32 of EITF 00-19, we classified the conversion feature as equity under EITF 00-19. The conversion feature also meets the criteria for the scope exception in paragraph 11(a) of SFAS 133 which states that contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position, shall not be considered derivative instruments for the purposes of SFAS 133. Based on this analysis, we have determined that the embedded conversion feature should not be bifurcated from the host instrument.

8.

Note that similar issues to those described above may exist in your convertible promissory notes issued in December 2004. Please indicate how you addressed the issues described above with respect to these arrangements.

Response: The convertible promissory notes issued in December 2004 are part of the senior unsecured promissory notes referred to in Question (7).

9.

We note that you have issued warrants in connection with the convertible notes payable and in stand-alone transactions. Tell us how you have applied the guidance in SFAS 133 and EITF 00-19 to determine whether these freestanding instruments meet the definition of a derivative and whether the instruments should be accounted for as equity or liability.

Response: The warrants issued in connection with the convertible notes payable and other stand-alone transactions were subjected to the same consideration and analysis utilizing SFAS 133 and EITF 00-19 as were the convertible promissory notes in Question (7). Based on the same eight criteria as those used for the convertible promissory notes, we have concluded that these warrants do not meet the definition of a derivative as defined by SFAS 133 and paragraphs12-32 of EITF 00-19.

10.

Your disclosure on page F-16 indicates that in fiscal year 2005 and 2004, you granted stock options to non-employees. Since these options were issued to non-employees, you should include these options in your analysis of warrant transactions discussed above. Further, tell us what literature you applied to these issuances.

Response: The options have been analyzed in the same manner as the warrants were in comment #9. Based on the same eight criteria as those used for the convertible promissory notes, we have concluded that these warrants do not meet the definition of a derivative as defined by SFAS 133 and paragraphs12-32 of EITF 00-19. We have accounted for the stock options the same as we have the options issued to employees, since the terms of all the stock options are the same. For all of the stock options, the exercise price was the same as the market price on the date of issuance.